Exhibit 99.1

Emerson 8000 West Florissant Ave PO BOX 4100 St. Louis, MO 63136-8506

November 5, 2024

STRICTLY PRIVATE AND CONFIDENTIAL

SENT VIA EMAIL PDF

Board of Directors

Aspen Technology, Inc.
20 Crosby Drive

Bedford, MA 01730

Dear Members of the Board of Directors:

Emerson values the partnership created through the transaction between our two companies that resulted in our majority ownership of AspenTech. To realize the full potential for the AspenTech business going forward, we believe now is the right time to increase Emerson’s ownership and fully integrate AspenTech as part of Emerson.

To achieve this goal, Emerson Electric Co. (“Emerson”) is pleased to submit this proposal (“Proposal”) to acquire all of the outstanding shares of common stock of Aspen Technology, Inc. (“AspenTech” or the “Company”) that Emerson does not already own (excluding outstanding employee equity awards which will be rolled over into equivalent Emerson equity awards) for a purchase price of $240 per share in cash.

The concept of Emerson making a proposal to acquire the remaining public float of AspenTech has been noted in shareholder and analyst commentary since the expiration of the original transaction standstill earlier this year. Speculation increased significantly following commentary in Emerson’s August 7th earnings call on the strength of our balance sheet and the strategic fit of AspenTech made in response to direct analyst questioning about the possibility of a transaction. Since then, multiple research analysts have published reports predicting an offer in the near term.

In this period, based on the closing price yesterday, AspenTech’s share price has increased 34%, exceeding its prior 52-week high close of ~$222, and its street consensus EV / NTM FCF multiple1 has expanded over 44%. This compares to a peer group2 that has on average seen stock prices up 8% and street consensus EV / NTM FCF multiples up 5% over the same period.

We believe our proposal offers compelling value to AspenTech’s shareholders and provides them with certain cash value and immediate liquidity at a premium valuation. Our proposal values AspenTech at a multiple of 39.0x street consensus estimates for AspenTech’s calendar year 2025 free cash flow3, a

1 NTM FCF defined as the time weighted median of consensus street research estimates for AspenTech’s free cash flow over the next twelve-month period, on any given date, as sourced from Factset.

2 Peer group defined as Autodesk, Bentley Systems, Dassault Systèmes, and PTC Inc.

3 Source: Factset

multiple above the 38.2x forward multiple paid in our original change of control transaction. Our proposal also represents 44.4x FY2025 AspenTech’s free cash flow as guided by the Company at their September 17th Investor Day. Our proposal is not only compelling from a valuation multiple perspective–it also represents an 8% premium to the 52-week high through August 6, 2024 and a 35% premium to the Company’s undisturbed share price of $177.84 on August 6, 2024, such measures being just prior to when active transaction speculation began in the market.

We also note AspenTech’s Q1 earnings report yesterday included a miss on consensus ACV, revenue, EPS and FCF.  Following its earnings call, AspenTech’s stock price traded down $12.59 to $225.00 (as reported on Bloomberg at 7:31pm EST yesterday).

We will not proceed with such a transaction unless a fully empowered special committee comprising solely of independent and disinterested directors, appointed by AspenTech’s Board of Directors and advised by independent legal and financial advisors, recommends approval of such transaction to the AspenTech Board of Directors. Our Proposal is that the transaction be effected by a tender offer that would be subject to a non-waivable condition that at least a majority of the AspenTech common stock held by minority stockholders be tendered and not withdrawn in accordance with the framework established under Kahn v. M&F Worldwide Corp., 88 A.3d 635 (Del. 2014) and its progeny; and thereafter a merger consummated at the same price without further stockholder action.

We wish to emphasize that, in our capacity as a stockholder of the Company, we are only interested in acquiring the shares of the Company that we do not currently own, and accordingly we have no interest in a disposition or sale of our holdings in the Company.

Given our knowledge of AspenTech and our close working relationship with the Company, we are in a position to move quickly and do not need to complete additional diligence prior to signing a definitive agreement. In addition, our counsel can share a draft of a merger agreement which we believe can be negotiated promptly in parallel to other discussions on our Proposal.

This Proposal is not subject to any financing condition and would be financed from cash on hand, committed lines of credit and/or other available sources of financing, and as such would not be subject to any financing contingency. This Proposal is an expression of interest only, and we reserve the right to withdraw or modify our Proposal at any time. No legal obligation with respect to our Proposal or any other transaction shall arise unless and until mutually acceptable definitive transaction documentation is executed between us.

We look forward to completing this transaction, allowing you to achieve attractive and certain value for your remaining public shareholders, and bringing our two companies fully together for even greater strategic and operating success. We are available at your convenience to discuss any aspects of our Proposal and look forward to hearing from you soon.

Sincerely,

/s/ Lal Karsanbhai
Lal Karsanbhai
President and Chief Executive Officer